Exhibit 99.1

The following tables present the condensed consolidated Balance Sheets as of June 30, 2016 (unaudited) and December 31, 2015, the unaudited condensed consolidated Statements of Operations for the six months ended June 30, 2016 and June 30, 2015, the unaudited condensed consolidated Statements of Cash Flows for the six months ended June 30, 2016 and June 30, 2015, and the unaudited condensed consolidated statements of Changes in Shareholders’ Equity of Boston Carriers, Inc. for the six months ended June 30, 2016 and June 30, 2015.

BOSTON CARRIERS, INC., AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
JUNE 30, 2016 AND DECEMBER 31, 2015

	June 30,	December 31,
	2016	2015
	(Unaudited)
ASSETS
Current assets
Cash	$150,706	$385,628
Trade and other receivables, net	142,491	—
Inventories	56,098	—
Prepaid expenses and other current assets	109,512	—
Assets from discontinued operations	1,911	265,525
Total current assets	460,718	651,153

Leased vessel, net of accumulated depreciation	2,832,449	—

Non-current assets
Security deposit for bareboat contract	—	500,000
Assets from discontinued operations	139,962	175,919
Total non-current assets	139,962	675,919
Total assets	$3,433,129	$1,327,072

LIABILITIES AND SHAREHOLDERS' (DEFICIT)/ EQUITY
Current liabilities
Accounts payable, trade	$322,480	$22,957
Accrued liabilities	89,409	—
Share settled liabilities	869,235	—
Current portion of obligations under capital leases	307,657	—
Stock subscription liability	—	1,000,000
Notes payable	556,834	—
Other current liabilities	18,227	6,000
Liabilities from discontinued operations	99,917	105,821
Total current liabilities	2,263,759,	1,134,778

Non-current liabilities
Non-current portion of obligations under capital leases	1,433,907	—
Convertible notes, net	729,014	—
Stock subscription liability	50,000	—
Total non-current liabilities	2,212,921	—
Total liabilities	4,476,680	1,134,778

Commitments and contingencies	—	—

Shareholders’ (deficit)/ equity
Series A Preferred shares, $0.0001 par value, 1,850,000 shares authorized, 1,850,000 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	185	185
Series B Preferred shares, $0.0001 par value, 250,000 shares authorized, 0 and 250,000 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	—	25
Series C Preferred shares, $0.0001 par value, 5,000,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	—	—
Common shares, $0.0001 par value, 40,000,000,000 shares authorized, 150,000,000 and 147,500,000 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	15,000	11,123
Class B Common shares, $0.0001 par value, 5,000,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	—	—
Additional paid-in capital	1,420,448	1,015,141
Accumulated deficit	(2,479,184)	(834,180)
Total shareholders’ (deficit)/ equity	(1,043,551)	192,294

Total liabilities and shareholders’ (deficit)/ equity	$3,433,129	$1,327,072

BOSTON CARRIERS, INC., AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(UNAUDITED)

	For the six months ended June 30,
REVENUES:	2016	2015
Revenues – Shipping related	$847,622	$—

EXPENSES:
Voyage expenses	(488,256)	—
Direct vessel operating expenses	(544,804)	—
General and administrative expenses	(143,289)	(104,521)
Management fees	(62,356)	—
Stock based compensation	(930,902)	—
Depreciation and amortization	(52,031)	—
Total operating expenses	(2,221,638)	(104,521)
Operating loss from continuing operations	(1,374,016)	(104,521)
OTHER (EXPENSE)/ INCOME NET:
Interest (expense)/ income, net	(150,054)	214
Other expense, net	(31,451)	—
Loss from continuing operations	(1,555,521)	(104,307)

Loss from discontinued operations	(89,483)	(70,853)

Net loss	$(1,645,004)	$(175,160)

Net loss per share - basic and diluted
Continuing operations	$(0.01)	$(0.00)
Discontinued operations	$(0.00)	$(0.00)
Net loss per share - basic and diluted	$(0.01)	$(0.00)

Weighted average number of common shares outstanding - basic and diluted	145,872,115	154,585,807

BOSTON CARRIERS, INC., AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

	For the six months ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from continuing operations	$(1,555,521)	$(104,307)
Net loss from discontinued operations	(89,483)	(70,853)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Stock based compensation	930,902	—
Depreciation and amortization	52,031	—
Amortization of the beneficial conversion feature	2,647	—
Amortization of original issue discount asset	13,035	—
(Increase) decrease in:
Trade and other receivables, net	(142,491)	—
Prepaid expenses and other current assets	(127,512)	—
Inventories	(56,098)	—
Increase (decrease) in:
Accounts payable, trade	333,486	24,197
Accrued liabilities	78,416	—
Other current liabilities	12,227	4,000
Payments for special survey costs	(165,362)	—
Net cash used in operating activities - continuing operations	(745,647)	(146,963)
Net cash provided by operating activities - discontinued operations	258,377	8,024
Net cash used in operating activities	(455,346)	(138,939)

CASH FLOWS FROM INVESTING ACTIVITIES
Initial direct cost on leased vessel	(2,000)	—
Net cash used in investing activities - continuing operations	(2,000)	—
Net cash used in investing activities	(2,000)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stock subscription liability	50,000	—
Proceeds from convertible notes, net	250,000	—
Proceeds from notes payable	200,000	—
Principal payments on capital lease	(108,681)	—
Net cash provided by financing activities - continuing operations	391,319	—
Net cash used in financing activities - discontinued operations	(188,223)
Net cash provided by financing activities	203,096	—

Net decrease in cash	(254,250)	(138,939)
Cash and cash equivalents - beginning of period	406,867	392,701
Cash and cash equivalents - end of period	152,617	253,762
Less cash and cash equivalents - end of period - discontinued operations	1,911	253,762
Cash and cash equivalents - end of period - continuing operations	$150,706	$—

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest, net of amounts capitalized	$74,103	$—
Non-cash investing and financing activities
Purchase of vessel with capital lease	$(1,850,245)	$—
Capitalized initial direct cost related to vessel with note payable and accrued interest	$(366,873)	$—
Retirement of preferred stock by conversion to common stock	$250	$—
Stock based compensation, issued stocks	$61,667	$—

BOSTON CARRIERS, INC., AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	Preferred Shares		Common Shares
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity/(Deficit)

Balance December 31, 2014	250,000	$25	158,503,951	$15,850	$1,011,198	$(548,595)	$478,478
Retirement of common stock to treasury stock	—	—	(47,278,938)	(4,727)	4,727	—	—
Net loss	—	—	—	—	—	(175,160)	(175,160)
Balance June 30, 2015 (unaudited)	250,000	$25	111,225,013	$11,123	$1,015,925	$(723,755)	$303,318
Balance December 31, 2015	2,100,000	$210	111,225,013	$11,123	$1,015,141	$(834,180)	$192,294
Stock issued for services	—	—	36,274,987	3,627	58,040	—	61,667
Beneficial conversion feature on the convertible notes	—	—	—	—	535,715	—	535,715
Conversion of Series B preferred stock in common stock	(250,000)	(25)	2,500,000	250	(225)	—	—
Dividends paid to shareholders of the old shell company (Integrated Inpatient Solutions, Inc.)	—	—	—	—	(188,223)	—	(188,223)
Net loss	—	—	—	—	—	(1,645,004)	(1,645,004)
Balance June 30, 2016 (unaudited)	1,850,000	$185	150,000,000	$15,000	$1,420,448	$(2,479,184)	$(1,043,551)